Exhibit 99.1

Huami Corporation Reports Second Quarter 2019 Unaudited Financial Results

Quarterly Revenues up 36.6% Year-over-Year to RMB1,038.7 Million, Exceeding Guidance Range

BEIJING, August 19, 2019 /PRNewswire/ — Huami Corporation (“Huami” or the “Company”) (NYSE: HMI), a biometric and activity data-driven company with significant expertise in smart wearable technology, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Financial and Operating Highlights

•	Revenues reached RMB1,038.7 million (US$151.3 million), representing an increase of 36.6% from the second quarter of 2018.

•	Gross margin was 26.7%, compared with 25.9% for the second quarter of 2018.

•	Net income attributable to Huami Corporation was RMB89.4 million (US$13.0 million), compared with RMB85.5 million for the second quarter of 2018.

•

Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders of Huami Corporation was RMB1.46 (US$0.21) and RMB1.39 (US$0.20), respectively. Each ADS represents four (4) Class A ordinary shares.

•	Adjusted net income attributable to Huami Corporation[1] was RMB111.7 million (US$16.3 million).

•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation[2] was RMB1.83 (US$0.27) and RMB1.73 (US$0.25), respectively. Each ADS represents four (4) Class A ordinary shares.

•	Total units shipped reached 8.3 million, compared with 5.4 million in the second quarter of 2018.

[1]	Adjusted net income is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.
[2]

Adjusted net income attributable to ordinary shareholders of Huami Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to ordinary shareholders of Huami Corporation and deemed dividend for preferred shares, and is used as the numerator in computation of adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation.

First Six Months 2019 Financial and Operating Highlights

•	Revenues reached RMB1,838.3 million (US$267.8 million), representing an increase of 36.6% from the first six months of 2018.

•	Gross margin reached 26.9%, increasing from 25.5% in the first six months of 2018.

•	Net income attributable to Huami Corporation was RMB164.6 million (US$24.0 million), compared with RMB100.3 million in the first six months of 2018.

•

Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB2.71 (US$0.39) and RMB2.56 (US$0.37), respectively. Each ADS represents four (4) Class A ordinary shares.

•	Adjusted net income attributable to Huami Corporation was RMB206.7 million (US$30.1 million), up 6.5% from the first six months of 2018.

•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation[2] was RMB3.40 (US$0.50) and RMB3.21 (US$0.47), respectively, compared with RMB3.63 and RMB3.16, respectively, in the first six months of 2018. Each ADS represents four (4) Class A ordinary shares.

•	Total units shipped reached 13.9 million, compared with 10.1 million in the first six months of 2018.

“Solid topline revenue growth and strong profitability continued in the second quarter, as our brand, product lines, footprint and strategic initiatives, all continued to develop and expand globally,” said Wang Huang, Chairman and CEO. “Our revenue performance was driven by the extremely successful second quarter launch of the Mi-Band 4, with the best sales momentum among all generations of the Mi-Band series. In addition, sales of Amazfit brand smart watches continued to outperform, with our self-branded line now ranking fifth globally in shipments, according to a recent independent market research report. Our overseas expansion was in line with the Company’s strategy and expectations.

“In the second quarter, we continued to expand and diversify our product lines. In late June and July, we launched multiple smart watch products with various functionalities designed for different customer demands. Also, our self-developed AI chip Huangshan-1 was successfully incorporated in our healthcare focused smart watch product line and significantly enhanced the health monitoring functionalities. These newly launched products and technologies create a concrete foundation for our continued leadership in the development of advanced products in the smart wearables industry. With our growth strategies in place, including international expansion, further product line diversification, and especially new product launches, we have full confidence for the second half 2019.”

David Cui, Chief Financial Officer, said, “Robust revenue growth momentum continued in the second quarter, increasing 36.6% year-over-year, as the Company benefited from strong unit sales, particularly with the newly launched Mi-Band 4. During the quarter, we shipped 8.3 million total units, up 53.7% from the same period last year.

“We also continued to make strategic and incremental investments in our R&D capabilities, including rigorous product testing for new launches, to ensure we remain on the cutting edge of smart wearable technology. Additionally, during the second quarter, we made further investments to build our brand equity by increasing our marketing efforts to promote broader awareness and adoption of our self-branded products. We are confident these investments, along with strong alliances, operational efficiency and a growing global footprint, will help ensure our healthy growth and solid financial performance, in both the short and long term.”

Second Quarter 2019 Financial Results

Revenues increased by 36.6% to RMB1,038.7 million (US$151.3 million) from RMB760.1 million for the second quarter of 2018, driven by the continuous growth in the sales of Xiaomi wearable products, an increase in brand recognition, and the overall rise of the smart wearable products market.

Cost of revenues increased by 35.2% to RMB761.4 million (US$110.9 million) from RMB563.3 million for the second quarter of 2018. The increase was in line with the sales growth of Xiaomi wearable products.

Gross profit increased by 40.8% to RMB277.3 million (US$40.4 million) from RMB196.9 million for the second quarter of 2018. Gross margin of 26.7% for the second quarter of 2019 compares with 25.9% for the second quarter of 2018.

Total operating expenses increased to RMB185.2 million (US$27.0 million) from RMB97.9 million for the second quarter of 2018.

Research and development expenses increased by 111.4% to RMB93.8 million (US$13.7 million) from RMB44.4 million for the second quarter of 2018, primarily due to an increase in personnel-related expenses, and a rise in intermediate test expenses as several new pipeline products underwent rigorous testing.

General and administrative expenses increased by 55.6% to RMB51.0 million (US$7.4 million) from RMB32.8 million for the second quarter of 2018, primarily due to an increase in personnel-related expenses, professional fees related to business expansion, and foreign exchange rate fluctuation.

Selling and marketing expenses increased by 95.2% to RMB40.4 million (US$5.9 million) from RMB20.7 million for the second quarter of 2018, primarily due to an increase in advertising and promotion expenses for self-branded products, and personnel-related expenses.

Operating income was RMB92.1 million (US$13.4 million), compared with RMB99.0 million for the second quarter of 2018.

Income before income tax was RMB101.3 million (US$14.8 million), compared with RMB101.4 million for the second quarter of 2018.

Income tax expenses were RMB12.4 million (US$1.8 million), compared with RMB15.9 million for the second quarter of 2018.

Net income attributable to Huami Corporation totaled RMB89.4 million (US$13.0 million), compared with RMB85.5 million for the second quarter of 2018.

Net income attributable to ordinary shareholders of Huami Corporation increased to RMB89.2 million (US$13.0 million), compared with RMB80.8 million for the second quarter of 2018.

Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB1.46 (US$0.21) and RMB1.39 (US$0.20), respectively. Each ADS represents four (4) Class A ordinary shares.

Adjusted net income attributable to Huami Corporation, which excludes share-based compensation expenses, increased by 10.0% to RMB111.7 million (US$16.3 million) from RMB101.6 million for the second quarter of 2018.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB1.83 (US$0.27) and RMB1.73 (US$0.25), respectively. Each ADS represents four (4) Class A ordinary shares.

As of June 30, 2019, the Company had cash and cash equivalents of RMB1,450.1 million (US$211.2 million), compared with RMB1,441.8 million as of December 31, 2018.

First Six Months 2019 Financial Results

Revenues increased by 36.6% to RMB1,838.3 million (US$267.8 million) from RMB1,346.1 million in the first six months of 2018, due to an increase in shipment volumes of both Xiaomi and self-branded wearable products, driven by increased brand recognition of our products.

Cost of revenues increased by 34.0% to RMB1,343.6 million (US$195.7 million) from RMB1,002.5 million in the first six months of 2018. The increase was in line with accelerating sales growth of Xiaomi wearable products and self-branded products.

Gross profit increased by 44.0% to RMB494.8 million (US$72.1 million) from RMB343.6 million in the first six months of 2018. Gross margin increased to 26.9% from 25.5% in the first six months of 2018. The increase was driven by improved economies of scale and accelerating growth in sales of self-branded products.

Total operating expenses increased to RMB325.0 million (US$47.3 million) from RMB235.7 million in the first six months of 2018.

Research and development expenses increased by 40.6% to RMB166.1 million (US$24.2 million) from RMB118.2 million in the first six months of 2018, primarily due to an increase in personnel-related expenses, and a rise in intermediate test expenses as several new pipeline products were undergoing rigorous testing.

General and administrative expenses increased by 17.4% to RMB96.3 million (US$14.0 million) from RMB82.1 million in the first six months of 2018, primarily due to an increase in personnel-related expenses, professional fees for business expansion, and foreign exchange rate fluctuation.

Selling and marketing expenses increased by 76.6% to RMB62.6 million (US$9.1 million) from RMB35.4 million in the first six months of 2018, primarily due to an increase in advertising and promotional expenses for self-branded products as well as personnel-related expenses.

Operating income was RMB169.7 million (US$24.7 million), compared with RMB107.8 million in the first six months of 2018.

Income before income tax was RMB186.8 million (US$27.2 million), compared with RMB117.9 million in the first six months of 2018.

Income tax expenses were RMB23.0 million (US$3.4 million), compared with RMB18.6 million in the first six months of 2018.

Net income attributable to Huami Corporation totaled RMB164.6 million (US$24.0 million), compared with RMB100.3 million in the first six months of 2018.

Net income attributable to ordinary shareholders of Huami Corporation improved to RMB163.2 million (US$23.8 million), compared with RMB114.1 million net loss in the first six months of 2018, which included the impact of deemed dividend to preferred shareholders.

Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB2.71 (US$0.39) and RMB2.56 (US$0.37), respectively, compared with RMB2.40 and RMB2.40 net loss, respectively, in the first six months of 2018. Each ADS represents four (4) Class A ordinary shares.

Adjusted net income attributable to Huami Corporation, which excludes share-based compensation expenses, increased by 6.5% to RMB206.7 million (US$30.1 million) from RMB194.1 million in the first six months of 2018.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB3.40 (US$0.50) and RMB3.21 (US$0.47), respectively, compared with RMB3.63 and RMB3.16, respectively, in the first six months of 2018. Each ADS represents four (4) Class A ordinary shares.

Outlook

For the third quarter of 2019, the management of the Company currently expects:

•	Net revenues to be between RMB1.64 billion and RMB1.67 billion, which would represent an increase of approximately 52.6% to 55.4% from RMB1,074.7 million for the third quarter of 2018.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will hold a conference call at 8:00 a.m. Eastern Time on Monday, August 19, 2019 (8:00 p.m. Beijing Time on August 19, 2019) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	1-888-346-8982

International:	1-412-902-4272

Mainland China (Toll Free):	400-120-1203

Hong Kong (Toll Free):	800-905-945

Hong Kong:	852-3018-4992

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Huami Corporation.”

Additionally, a live and archived webcast of the conference call will be available at http://www.huami.com/investor.

A telephone replay will be available two hours after the call until August 26, 2019 by dialing:

US Toll Free:	+1-877-344-7529

International:	+1-412-317-0088

Replay Passcode:	10134015

About Huami Corporation

Huami is a biometric and activity data-driven company with significant expertise in smart wearable technology. Since its inception in 2013, Huami has quickly established its global market leadership and recognition by shipping millions of units of smart wearable devices. In 2018, Huami shipped 27.5 million units of smart wearable devices. Huami has one of the largest biometric and activity databases in the global smart wearables industry.

Huami’s mobile apps work hand in hand with its smart wearable devices and provide users with a comprehensive view and analysis of their biometric and activity data.

Use of Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income attributable to ordinary shareholders of Huami Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to ordinary shareholders of Huami Corporation and deemed dividend for preferred shares, and is used as the numerator in computation of adjusted net income per share attributable to ordinary shareholders of Huami Corporation.

We believe that adjusted net income and adjusted net income attributable to ordinary shareholders help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses and deemed dividend that we include in net income and net income attributable to ordinary shareholders. We believe that adjusted net income and adjusted net income attributable to ordinary shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income and adjusted net income attributable to ordinary shareholders, should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income and adjusted net income attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.8650 to US$1.00, the effective noon buying rate for June 28, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 28, 2019, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Huami Corporation

Grace Yujia Zhang

E-mail: ir@huami.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: huami@tpg-ir.com

In the United States:

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huami@tpg-ir.com

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,441,802	1,450,125	211,235
Restricted cash	10,010	1,908	278
Term deposit	96,969	—	—
Accounts receivable	58,925	83,558	12,172
Amounts due from related parties, current	656,399	741,136	107,959
Inventories	484,622	541,956	78,945
Short-term investments	50,482	43,738	6,371
Prepaid expenses and other current assets	58,247	45,308	6,600

Total current assets	2,857,456	2,907,729	423,560

Property, plant and equipment, net	40,042	50,567	7,366
Intangible asset, net	63,722	90,066	13,120
Goodwill	5,930	5,930	864
Long-term investments	208,949	358,594	52,235
Deferred tax assets	75,032	94,952	13,831
Other non-current assets	7,350	10,051	1,464
Non-current operating lease right-of-use assets	—	34,162	4,976

Total assets	3,258,481	3,552,051	517,416

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	1,064,106	1,066,395	155,338
Advance from customers	5,943	10,191	1,485
Amount due to related parties, current	10,695	12,065	1,758
Accrued expenses and other current liabilities	213,975	226,264	32,959
Income tax payables	54,037	24,801	3,613
Notes payable	18,936	4,770	695
Bank borrowings	20,000	—	—
Current operating lease liabilities	—	18,461	2,689

Total current liabilities	1,387,692	1,362,947	198,537

Deferred tax liabilities	4,962	4,868	709
Other non-current liabilities	56,249	111,856	16,295
Non-current operating lease liabilities	—	13,177	1,919

Total liabilities	1,448,903	1,492,848	217,460

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB	US$
Equity
Ordinary shares	151	154	22
Additional paid-in capital	1,373,577	1,464,880	213,384
Accumulated retained earnings	340,046	500,156	72,856
Accumulated other comprehensive income	97,141	96,441	14,048

Total Huami Corporation shareholders’ equity	1,810,915	2,061,631	300,310

Non-controlling interests	(1,337)	(2,428)	(354)

Total equity	1,809,578	2,059,203	299,956

Total liabilities and equity	3,258,481	3,552,051	517,416

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2018	2019
	RMB	RMB	US$
Revenues	760,139	1,038,715	151,306
Cost of revenues	563,254	761,421	110,913

Gross profit	196,885	277,294	40,393

Operating expenses:
Selling and marketing	20,704	40,405	5,886
General and administrative	32,803	51,030	7,433
Research and development	44,355	93,751	13,656

Total operating expenses	97,862	185,186	26,975

Operating income	99,023	92,108	13,418

Other income and expenses:
Interest income	1,981	4,803	700
Other income	391	4,351	634

Income before income tax	101,395	101,262	14,752
Income tax expenses	(15,874)	(12,352)	(1,799)

Income before loss from equity method investments	85,521	88,910	12,953
Loss from equity method investments	(743)	(265)	(39)

Net income	84,778	88,645	12,914

Less: Net loss attributable to non-controlling interest	(736)	(719)	(105)

Net income attributable to Huami Corporation	85,514	89,364	13,019

Less: Accretion of Series A Preferred Shares	—	—	—
Less: Accretion of Series B-1 Preferred Shares	—	—	—
Less: Accretion of Series B-2 Preferred Shares	—	—	—
Less: Deemed Dividend for Preferred Shares	—	—	—
Less: Undistributed earnings allocated to participating nonvested restricted shares	4,722	190	28

Net income attributable to ordinary shareholders of Huami Corporation	80,792	89,174	12,991

Net income per share attributable to ordinary shareholders of Huami Corporation
Basic income per ordinary share	0.36	0.37	0.05
Diluted income per ordinary share	0.34	0.35	0.05

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	1.42	1.46	0.21
ADS – diluted	1.35	1.39	0.20

Weighted average number of shares used in computing net income per share
Ordinary share – basic	227,464,737	243,596,530	243,596,530
Ordinary share – diluted	239,639,643	257,455,618	257,455,618

HUAMI CORPORATION

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30
	2018	2019
	RMB	RMB	US$
Net income attributable to Huami Corporation	85,514	89,364	13,019
Share-based compensation expenses	16,051	22,355	3,256

Adjusted net income attributable to Huami Corporation	101,565	111,719	16,275

	For the Three Months Ended June 30,
	2018	2019
	RMB	RMB	US$

Net income attributable to ordinary shareholders of Huami Corporation	80,792	89,174	12,991
Share-based compensation expenses attributable to ordinary shareholders of Huami Corporation	15,164	22,307	3,249

Adjusted net income attributable to ordinary shareholders of Huami Corporation[2]	95,956	111,481	16,240

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	0.42	0.46	0.07
Adjusted diluted income per ordinary share	0.40	0.43	0.06

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	1.69	1.83	0.27
ADS – diluted	1.61	1.73	0.25

Weighted average number of shares used in computing net income per share
Ordinary share – basic	227,464,737	243,596,530	243,596,530
Ordinary share – diluted	239,639,643	257,455,618	257,455,618

Share-based compensation expenses included are follows:
Cost of revenues	78	37	5
Selling and marketing	49	1,579	230
General and administrative	15,053	14,973	2,181
Research and development	871	5,766	840

Total	16,051	22,355	3,256

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2018	2019
	RMB	RMB	US$
Revenues	1,346,059	1,838,311	267,780
Cost of revenues	1,002,500	1,343,554	195,711

Gross profit	343,559	494,757	72,069

Operating expenses:
Selling and marketing	35,444	62,588	9,117
General and administrative	82,073	96,322	14,031
Research and development	118,193	166,131	24,200

Total operating expenses	235,710	325,041	47,348

Operating income	107,849	169,716	24,721

Other income and expenses:
Interest income	3,375	12,293	1,791
Other income	6,628	4,813	701

Income before income tax	117,852	186,822	27,213
Income tax expenses	(18,618)	(23,034)	(3,355)

Income before loss from equity method investments	99,234	163,788	23,858
Loss from equity method investments	(736)	(231)	(34)

Net income	98,498	163,557	23,824

Less: Net loss attributable to non-controlling interest	(1,784)	(1,091)	(159)

Net income attributable to Huami Corporation	100,282	164,648	23,983

Less: Accretion of Series A Preferred Shares	177	—	—
Less: Accretion of Series B-1 Preferred Shares	368	—	—
Less: Accretion of Series B-2 Preferred Shares	4,049	—	—
Less: Deemed Dividend for Preferred Shares	209,752	—	—
Less: Undistributed earnings allocated to participating nonvested restricted shares	—	1,425	208

Net (loss) income attributable to ordinary shareholders of Huami Corporation	(114,064)	163,223	23,775

Net income per share attributable to ordinary shareholders of Huami Corporation
Basic (loss) income per ordinary share	(0.60)	0.68	0.10
Diluted (loss) income per ordinary share	(0.60)	0.64	0.09

Net (loss) income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(2.40)	2.71	0.39
ADS – diluted	(2.40)	2.56	0.37

Weighted average number of shares used in computing net income per share
Ordinary share – basic	190,397,570	240,817,983	240,817,983
Ordinary share – diluted	190,397,570	255,237,925	255,237,925

HUAMI CORPORATION

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30
	2018	2019
	RMB	RMB	US$
Net income attributable to Huami Corporation	100,282	164,648	23,983
Share-based compensation expenses	93,807	42,088	6,131

Adjusted net income attributable to Huami Corporation	194,089	206,736	30,114

	For the Six Months Ended June 30,
	2018	2019
	RMB	RMB	US$

Net (loss) income attributable to ordinary shareholders of Huami Corporation	(114,064)	163,223	23,775
Share-based compensation expenses attributable to ordinary shareholders of Huami Corporation	76,973	41,724	6,078
Deemed Dividend for Preferred shares	209,752	—	—

Adjusted net income attributable to ordinary shareholders of Huami Corporation[2]	172,661	204,947	29,853

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	0.91	0.85	0.12
Adjusted diluted income per ordinary share	0.79	0.80	0.12

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	3.63	3.40	0.50
ADS – diluted	3.16	3.21	0.47

Weighted average number of shares used in computing net income per share
Ordinary share – basic	190,397,570	240,817,983	240,817,983
Ordinary share – diluted	202,203,360	255,237,925	255,237,925

Share-based compensation expenses included are follows:
Cost of revenues	410	39	6
Selling and marketing	4,111	1,910	278
General and administrative	52,063	32,409	4,721
Research and development	37,223	7,730	1,126

Total	93,807	42,088	6,131